Exhibit 4.9

AMENDMENT NO. 8 TO

ONEOK, INC. 401(K) PLAN

(As amended and restated effective January 1, 2014)

1.    Effective January 1, 2019, the Introductory Statement shall be amended to add the following paragraph after the second paragraph thereof as follows:

Effective as of the end of the day on December 31, 2018 (the “Merger Date”), the ONEOK, Inc. Profit Sharing Plan (the “Profit Sharing Plan/Plan”) shall be merged with and into, and continued in the form of, the ONEOK, Inc. 401(k) Plan (the “401(k) Plan”). The merger of the Profit Sharing Plan with and into the 401(k) Plan shall be effective as of January 1, 2019. The provisions of the 401(k) Plan shall govern for all purposes, unless as otherwise provided in Addendum A. In connection with the transfer of assets of the 401(k) Plan, the ONEOK common stock fund relating to the Profit Sharing Plan will be consolidated operationally by the transfer of the assets to the 401(k) Plan, and shall solely remain within the ONEOK, Inc. Employee Stock Ownership Plan account under the 401(k) Plan and shall thereafter be governed by the terms of the 401(k) Plan.

2.    Effective January 1, 2019, Addendum A, in the form attached as Addendum A hereto, is added to the Plan following Article XXV.

3.    Effective January 1, 2019, Article I Paragraph 56 is amended in its entirety as follows:

The common stock issued by the Employer or an Affiliate, which stock is readily tradable on an established securities market, within the meaning of Code Section 409(l).

4.    Effective January 1, 2019, Article I is amended to add the following new Paragraph 74:

74.     ONEOK, Inc. Common Stock

All “Qualifying Employer Stock (and/or Qualifying Employer Securities)” as defined in Paragraph 56.

5.    Effective April 2, 2018, the following definitions are added to Article I as Paragraphs 75, 76, and 77, respectively:

“Direct In-Plan Roth Rollover” means a direct rollover from a Participant’s Account (other than Roth 401(k) Elective Deferrals or In-Plan Roth Rollover Contributions) to an In-Plan Roth Rollover Contribution Account established for the Participant.

“In-Plan Roth Rollover Contribution” means a contribution made to the Plan in accordance with Section 402A(c)(4) of the Code and Article V of the Plan by the Participant to the Participant’s In-Plan Roth Rollover Contribution Account consisting of a distribution from a Participant’s Account, other than a distribution of a Participant’s Roth 401(k) Elective Deferrals.

“In-Plan Roth Rollover Contribution Account” means the sub-account established under the Plan to account for a Participant’s In-Plan Roth Rollover Contributions.

6.    Effective January 1, 2019, Paragraph 1 of Article II is amended by replacing the second subparagraph as follows

Notwithstanding the foregoing, the term “Employee” for purposes of eligibility shall exclude the following classes of individuals:

Individuals hired on a temporary basis or as interns and who do not complete a Year of Service. Individuals who are nonresident aliens and receive no earned income from the Company which constitutes U.S. source income.

7.    Effective January 1, 2018, the second sentence of Article III, Paragraph 2, Section A.2 shall be revised as follows:

Catch-Up Contributions for a Participant may be made under the Plan, and for a taxable year may not exceed (1) the limit on Catch-Up Contributions under Code Section 414(v)(2)(B)(I) for the taxable year or (2) when added to other Elective Deferrals, 100 percent of the Participant’s Compensation (but without giving effect to the limits set forth in Section 401(a)(17) of the Code) for the taxable year.

8.    Effective January 1, 2019 Article III paragraph 5 shall be revised to add the following sentence:

However; in no event shall contributions be made after the time required by law for filing the Company’s federal income tax return (including extensions) for the year with respect to which the contribution is made; provided, that no Company contributions may be made in any Plan Year to the extent that such contributions would not be deductible by the Company for federal income tax purposes. Notwithstanding the above, Qualified Nonelective Contributions, Company Matching Contributions and Company Contributions are permitted in accordance with EPCRS corrections, even if not deductible.

9.    Effective April 1, 2019, Article III, Paragraph 9, Section A.2 is amended by replacing “January 1, 2015” with “April 1, 2019” in both the first and second sentence thereof.

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10.    Effective April 1, 2019, Article III, Paragraph 9, Section A.3 is revised in its entirety as follows:

The Automatic Elective Deferrals made on behalf of Participants shall be designated Roth Elective Deferrals to the extent such Participant has a current Roth Elective Deferral of at least 1% but no more than 5% as of April 1, 2019. In the event a Participant has such current Roth Elective Deferral, but does not have a current Elective Deferral, his or her Roth Elective Deferral automatically increased to 6% on April 1, 2019. In the event a Participant has both a current Elective Deferral and a current Roth Elective Deferral, such Participant shall be subject to the Automatic Elective Deferral provisions of Paragraph 9.A.2 above, except his or her current Roth Elective Deferral shall be taken into account for purposes of determining the Automatic Elective Deferral necessary to achieve a total Reduction in Compensation of 6%.

11.    Effective January 1, 2019, Article III, Paragraph 9, Section A.3 is revised to reflect that Automatic Elective Deferrals will be made on behalf of each eligible Employee who has elected a Reduction in Compensation of less than 6% as of April 1, 2019.

12.    Effective January 1, 2019, Article III Paragraph 9, Section A, is amended by adding Subsection 7 as follows:

7.    The Reduction in Compensation election of each Participant (who is not suspended from making Elective Deferrals) who has made an affirmative election or on whose behalf Automatic Elective Deferrals are being made shall be increased annually by 1% of Compensation, unless and until the percentage of Compensation being contributed on behalf of such Participant reaches 10%. Each Participant subject to automatic enrollment will be notified and have an opportunity to affirmatively elect otherwise in accordance with procedures established by the Plan Administrator and shall not be subject again to such annual increase; however, such Participant may be subject to automatic enrollment again in accordance with provisions of this Article III.

Each such applicable annual increase shall occur on April 1, except with regard to the first such annual increase which shall not apply to a Participant within the first six months following the date such Automatic Elective Deferrals began for such Participant.

13.    Effective January 1, 2019, Article III, Paragraph 9, Section E is amended such that references to January 1, 2015 shall be revised to reflect April 1, 2019.

14.    Effective April 2, 2018, Article V, Paragraph 4 is amended by adding is amended Section E as follows:

E.    After-Tax In-Plan Roth Rollover Contribution. Notwithstanding the provisions of Paragraph 3 above, a Participant, who is still currently employed by the Company, may elect to rollover any portion of his After-Tax Deposits (including earnings thereon) which is otherwise distributable under the terms of the Plan, except for any amount which is part of an outstanding loan balance pursuant to Paragraph 18 of Article XII, which is not considered Roth 401(k) Elective Deferrals under the Plan and meets the definition of an “eligible rollover distribution” to an In-Plan Roth Rollover Account. Any such rollover must be made in the form of a Direct In-Plan Roth Rollover. Assets converted in such a

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way shall be separately accounted for and shall remain subject to distribution constraints found in Article XII applicable to them prior to the conversion. Such assets shall also retain any distribution rights, applicable to them prior to the conversion.

Notwithstanding anything in the Plan to the contrary, an In-Plan Roth Rollover Contribution is not a rollover contribution for purposes of the Plan. The Plan will take into account the amounts attributable to an In-Plan Roth Rollover Contribution for purposes of determining whether a Participant’s vested account balance exceeds $5,000 for purposes of Article XI, Section 3. An In-Plan Roth Rollover Contribution shall not be treated as a distribution for purposes of Sections 401(a)(11) and 411(d)(6)(B)(ii) of the Code. Each such In-Plan Roth Rollover shall be subject to its own 5-taxable year period of participation and subject to the requirements of Code Section 408A(d)(3)(F). In Plan Roth Rollover Contributions shall be subject to the same rules as detailed in Paragraph 3 of Article III, except that After-Tax amounts transferred to an In-Plan Roth Rollover Contribution Account shall additionally be subject to the suspension requirements of Paragraph 3 of Article XII upon their subsequent withdrawal.

For purposes of the initial Direct In-Plan Roth Rollover under this subparagraph E., After-Tax Deposits shall be exempt from the requirements of Paragraph 3 of Article XII. Further such After-Tax Deposits shall be exempt from the requirements of Paragraph 2 of Article XII relating to minimum and proportional withdrawal requirements and the sale of ONEOK, Inc. Common Stock in connection with a withdrawal of a Participant’s After-Tax Deposits.

For purposes of determining eligibility for In-Plan Roth Rollover Contributions, a Participant’s surviving spouse, alternate payee or former spouse and non-spouse beneficiaries shall not be eligible to make In-Plan Roth Rollover Contributions.

15.    Effective January 1, 2019 the following Paragraph 5 shall be added to Article VII

5.    Permissible Types of Company Contributions

Contributions by and from the Company to the Trust and Plan may be made in cash or other property in kind; provided, that no assets may be contributed if such contribution would constitute a prohibited transaction under Code Section 4975, or corresponding provisions of Section 406 of ERISA, if applicable.

16.    Effective January 1, 2018, the second sentence of the second paragraph of Article VIII, Paragraph 2 is amended as follows:

Catch-Up Contributions for a Participant for a taxable year may not exceed (1) the dollar limit on Catch-Up Contributions under Code Section 414(v)(2)(B)(i) for the taxable year or (2) when added to other Elective Deferrals, 100 percent of the Participant’s Compensation for the taxable year.

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17.    Effective January 1, 2019, Article IX, Paragraph 1 Section E is amended as follows:

E.    Investment Options. The investment options existing and recognized under the Plan and Trust shall be determined by the Committee from time to time in its sole discretion, shall be established as hereinabove provided, and regularly listed and described to Participants by written information and memoranda, and by electronic media, furnished by and at the direction of the Committee from time to time. ~~The investment options shall include ONEOK, Inc. Common Stock and other investments determined by the Committee or required hereunder.~~ It is intended that the investment options shall provide Participants investment alternatives which will provide a Participant with a reasonable opportunity to materially affect the potential return on amounts in his/her Plan account and the degree of risk to which such amounts are subject, and to choose from at least three (3) investment options, each of which is diversified, has materially different risk and return characteristics, and which in the aggregate enable the Participant to achieve investment direction of risk and return characteristics within the range normally appropriate for such Participant, and when combined with investments in other alternatives will tend to allow reasonable diversification so as to minimize risk of losses, taking into account all circumstances.

A Participant may, by written, telephone voice response or internet direction to the Committee, and in turn to the Trustee, as provided above, direct that his/her deposits and account, the Company’s contributions and any other cash be deposited in such investment options.

A Participant who was a Participant in the Prior ONEOK, Inc. Thrift Plan or the KGS 401(k) Thrift Plan may retain in his/her account stock or securities which were his/her prior directed investments in such Plans to the extent, and as the Committee may prescribe by written memoranda and instructions pertaining to the Plan. The Committee may prescribe the manner in which dividends or other amounts received from such retained investments may be invested, and may limit or prescribe additional investment or reinvestment in such stock or securities.

Except to the extent otherwise required by applicable law or as may be necessary for the Committee to satisfy its fiduciary duties and obligations under ERISA, the Plan shall provide for an investment option that is comprised of shares of ONE Gas, Inc. common stock issued under the Plan to Participants as a dividend to shareholders of ONEOK, Inc. Common Stock in connection with the Separation (as described in Article XXV). Any such investment in ONE Gas, Inc. common stock after the Separation shall be subject to the provisions of this Plan applicable to other Plan investment options except that (1) the investment in ONE Gas, Inc. common stock is authorized by the Company solely to enable Participants who own ONEOK, Inc. Common Stock under the Plan to participate in the Separation under the same terms as other shareholders of ONEOK, Inc. Common Stock~~; (2) the Committee shall not have the discretion to eliminate ONE Gas, Inc. common stock as an investment option unless the Committee determines, in its sole discretion, that ONE Gas, Inc. is insolvent or otherwise in danger of imminent collapse~~;

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(2)    after the Separation, no additional shares of ONE Gas, Inc. common stock may be purchased in any manner whether by deposit, exchange, transfer, reinvestment of dividends or otherwise; (3) ONE Gas, Inc. common stock shall not be subject to the diversification requirement (under the meaning of 404(a)(1)(C) of ERISA ~~applicable to other Plan investment options~~); and (4) Participants shall be notified of the importance of diversifying their overall investment portfolio.

Except to the extent otherwise required by applicable law or as may be necessary for the Committee to satisfy its fiduciary duties and obligations under ERISA, the Plan shall provide for an investment option that is comprised of ONEOK, Inc. Common Stock in accordance with the provisions of paragraph 9 of this Article IX. Notwithstanding any other provisions herein, the right of Participants to direct the purchase, sale or transfer of ONEOK, Inc. Common Stock for their Plan Accounts may be limited, suspended and restricted from time to time, and for such periods of time as the Committee, in its discretion, determines to be necessary and appropriate for administration of the Plan and Trust, including, without limitation, for the purpose of determining the amount and timing of ESOP Dividend Distributions and ESOP Dividend Distribution/Additional Deferral Contributions under the Plan. The Committee may direct such limitations, suspensions and restrictions to be made, and cause Participants and the Trustee to be given notice thereof, in the manner it determines reasonable and practical in the circumstances. ~~Notwithstanding the foregoing, the Committee shall not have the discretion to eliminate ONEOK, Inc. Common Stock as an investment option under the Plan, and the continued availability of ONEOK, Inc. common stock as an investment option under the Plan shall be presumed prudent, unless the Committee determines, in its sole discretion, that the Company is insolvent or otherwise in danger of imminent collapse.~~

The investments selected and directed by Participants may increase or decrease in value due to changes and fluctuations in market conditions and other circumstances, and the Company, Committee and Trustee do not warrant or guarantee, by or under the Plan or otherwise, the value of any security or other investment directed by a Participant hereunder.

Notwithstanding the foregoing, the investment by a Participant who is a Section 16 Person shall be subject to the limitations and restrictions and other provisions of paragraph 8 of this Article IX, below, with respect to any Discretionary Transactions involving the investment of his/her deposits, the Company’s contributions and any other cash attributable to his/her account.

Notwithstanding anything to the contrary expressed or implied herein, no member of the Committee who is a senior officer and reports directly to the Company’s Chief Executive Officer shall be permitted to vote on the continued availability of ONEOK, Inc. Common Stock as an investment option under the Plan.

Notwithstanding anything to the contrary expressed or implied herein, the common stock of Westar Energy, Inc. shall be eliminated as an investment option under the Plan upon the earlier to occur of (1) the effective date of the merger of Westar Energy, Inc. with or

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acquisition by Great Plains Energy, Inc. or any affiliated entity; or (2) June 30, 2017. Participants who own shares of Westar Energy, Inc. in their Plan Account immediately prior to consummation of the transaction contemplated in option (1) above will participate in such transaction on the same financial terms as regular shareholders of Westar Energy, Inc. common stock, but will only receive cash instead of a combination of cash and Great Plains Energy, Inc. common stock. Participants who own shares of Westar Energy, Inc. in their Plan Account on the date specified in option (2) above will be deemed to have elected to sell all of their Westar Energy, Inc. shares on such date in accordance with the Plan’s terms. All proceeds from the liquidation of Westar Energy, Inc. common stock, whether the result of option (1) or option (2) above, shall be reinvested in the Participant’s Plan Account according to the Participant’s existing investment elections on file with the Plan Administrator.

18.    Effective for the period of November 1, 2018 to December 31, 2018, Article X, Paragraph 2, Section A is amended as follows:

A.    Participant ESOP Reinvestment Election. Any ESOP Dividend on ONEOK, Inc. Common Stock which in accordance with the Plan provisions is treated as a non-taxable dividend pursuant to Code Section 404(k) and, either (1) is payable in cash to the Participants in the Plan or their beneficiaries, or (2) is payable to the Plan and is to be distributed in cash to Participants in the Plan or their beneficiaries not later than ninety (90) days after the close of the Plan Year in which paid, may at the election of such Participants or their beneficiaries, be (A) paid as provided in clause (1) or (2) of this subparagraph A, above, or (B) paid to the Plan and reinvested in ONEOK, Inc. Common Stock. Any ESOP Dividend on ONEOK, Inc. Common Stock that is not treated as non-taxable pursuant to Code Section 404(k) shall be paid to the Plan and reinvested in ONEOK, Inc. Common Stock.

19.    Effective January 1, 2019, Article X, Paragraph 2, Sections A and B, are amended in their entirety as follows:

A.    Participant ESOP Reinvestment Election. Any ESOP Dividend on ONEOK, Inc. Common Stock shall be paid to the Plan and reinvested in ONEOK, Inc. Common Stock in accordance with the provisions of subparagraph B., below.

B.    Dividend Reinvestment. With respect to each Participant who is entitled to receive an ESOP Dividend on ONEOK, Inc. Common Stock, a corresponding ESOP Dividend Distribution/Additional Deferral Contribution shall be credited to and remain in the Participant Account and shall not thereafter be distributable under the provisions of this paragraph, unless otherwise directed and approved by the Committee.

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20.    Effective January 1, 2018, Article X, Paragraph 10, Section B is revised in its entirety as follows:

B.    Company contributions invested in Employer Securities. In the case of the portion of the account attributable to employer contributions other than elective deferrals which is invested in Employer Securities, each Applicable Individual who—

1.    is a Participant who has completed at least 3 years of service, or

2.    is a beneficiary of a Participant described in clause (i) or of a deceased Participant,

may elect to direct the Plan to divest any such Employer Securities and to reinvest an equivalent amount in other investment options meeting the requirements of paragraph 10.C. of this Article IX, below. This provision is not intended to limit any other right to divest investments otherwise provided for in the Plan.

21.    Effective January 1, 2018, Paragraph 2 of Article XII is amended to remove the second paragraph thereof in its entirety.

22.    Effective January 1, 2018, Paragraph 18 of Article XII is amended by adding Sections K and L as follows:

K.    If a Participant has an outstanding loan balance at the time his employment terminates, the entire outstanding principal and accrued interest shall be due and payable by the end of the cure period specified in the separate loan procedures. Any outstanding loan amounts that are immediately due and payable hereunder shall be treated as if the Participant had defaulted on the outstanding loan. Notwithstanding the foregoing, if a Participant with an outstanding loan balance terminates employment with the Company and all Subsidiaries such Participant may elect, within 60 days of such termination, to roll over the outstanding loan to an eligible retirement plan, as defined in Article V, that accepts such rollovers.

L.    All loans shall be made and administered in accordance with separate loan procedures that are hereby incorporated into the Plan by reference.

23.    Effective January 1, 2019, Article XII, Paragraph 1 Section C is amended as follows:

C.	No hardship withdrawal shall be permitted unless the Participant has obtained all currently available distributions from the Participant’s Account, other than hardship distributions or loans.

24.    Effective January 1, 2019, Article XII, Paragraph 1, Section F is deleted in its entirety.

25.    Effective January 1, 2019, Article XII, Paragraph 1, Section I is amended to provide that any participant who was subject to the suspension provisions of Paragraph 1, Section F as of December 31, 2018 shall be reinstated to the amount of his/her elected Reduction in Compensation in effect at the time of the hardship withdrawal effective January 1, 2019.

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26.    Effective January 1, 2019, Article XII, Paragraph 11, Section F is amended to delete the second paragraph thereof in it is entirety.

27.    Effective January 1, 2018, Paragraph 19 of Article XII is amended to revise the reference to Paragraph 16 to reflect Paragraph 18.

28.    Effective April 1, 2018, Article XXIII, Part C., Paragraph 2 is replaced in its entirety as follows:

A Participant shall be considered totally and permanently disabled if such Participant is entitled to and receiving long-term disability benefits under the Company’s long-term disability policy or is determined to be totally disabled by the Social Security Administration.

29.    Effective January 1, 2019, Article XXIII, Part G., Paragraph 1.B is amended to revise the first sentence of the first full paragraph as follows:

B.    A Participant who has a financial hardship, as determined by the Committee, and who has made all available withdrawals pursuant to subparagraph 1(a), above, and paragraphs 3 and 4 of this Part G, below, as applicable, and pursuant to the provisions of any other plans of the Company of which he is a Participant ~~and who has obtained all loans available pursuant to Article XII of the Plan~~ and pursuant to the provisions of any other plans of the Company of which he is a Participant may withdraw from his/her Transferred NGC Rollover Contribution Account and his/her Transferred NGC Before-Tax Account amounts not to exceed the amount determined by the Committee as being available for withdrawal pursuant to this Paragraph.

30.    Effective January 1, 2019, Article XXIII, Part G., Paragraph 1. B is amended to delete the second sentence of the second full paragraph in its entirety as follows:

The above notwithstanding, (1) withdrawals under this Paragraph from a Participant’s Transferred NGC Before-Tax Account shall be limited to the sum of the Participant’s Transferred NGC Before-Tax Contributions to the Plan, plus income allocable thereto and credited to the Participant’s Transferred NGC Before-Tax Account as of December 31, 1988, less any previous withdrawals of such amounts, and (2) amounts allocated to a Participant’s Transferred NGC Before-Tax Account pursuant to the provisions of Subparagraph 2(e), below, of this Part G shall not be subject to withdrawal. ~~A Participant who makes a withdrawal from his/her Transferred NGC Before-Tax Account under this Paragraph may not make elective contributions or employee contributions to the Plan or any other qualified or nonqualified plan of the Company for a period of twelve (12)~~

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~~months following the date of such withdrawal.~~ A Participant shall be allowed a Qualified Reservist Distribution with respect to a Transferred NGC Before-Tax Account in the same manner and to the same extent as is applicable under Article XII of the Plan.

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ADDENDUM A

INTRODUCTION

Effective as of the end of the day on December 31, 2018 (the “Merger Date”), the ONEOK, Inc. Profit Sharing Plan (the “Profit Sharing Plan/Plan”) shall be merged with and into, and continued in the form of, the ONEOK, Inc. 401(k) Plan (the “401(k) Plan”). The merger of the Profit Sharing Plan with and into the 401(k) Plan (and the corresponding transfer of assets) shall comply with Sections 401(a)(12), 411(d)(6), and 414(l) of the Code and the regulations thereunder. All assets of the Profit Sharing Plan (collectively the “Transferred Benefits”) shall be transferred into the 401(k) Plan effective as of January 1, 2019. The purpose of this Addendum is to provide for the Plan merger.

All Code Section 411(d)(6) benefits accrued under the Profit Sharing Plan have been continued under the 401(k) Plan and shall be protected under the 401(k) Plan to the extent required by law. The Profit Sharing Plan will continue to provide allocations on or after the Effective Date. The 401(k) Plan will hold and maintain the Transferred Benefits from the Profit Sharing Plan in a separate subaccount until the Participants receive their Plan distributions. In connection with the transfer of assets, the ONEOK common stock fund relating to the Profit Sharing Plan will be consolidated operationally by the transfer of the assets solely to the 401(k) Plan, within the ONEOK, Inc. Employee Stock Ownership Plan account under the 401(k) Plan and shall thereafter be governed by the terms of the 401(k) Plan.

The terms and conditions of the Profit Sharing Plan are hereby incorporated by reference, solely as applicable, to the extent necessary to give effect to the foregoing paragraphs.

Terms used in this Addendum A shall, unless defined in this Addendum A or otherwise noted, have the meaning given to those terms elsewhere in the Plan.

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ARTICLE I

DEFINITIONS

The following definitions apply for purposes of this Addendum A, unless otherwise stated:

1.1.

“Compensation” means the total annual base salary plus any lump sum merit pay and promotion awards, gainshare awards, cash incentive compensation, commissions, overtime pay, and shift differentials paid to a Participant by the Company, but excluding amounts credited by the Company under a plan of deferred compensation to the extent that such notional contributions are not includible in gross income of the Participant for the taxable year in which notionally contributed. Provided, that any reduction in salary elected and deferred by the Participant under the cash or deferred arrangement under the 401(k) Plan or any other defined contribution or deferred compensation plan established or maintained by the Company, or under Code Sections 125, 132(f)(4), 402(e)(8) and 457 pursuant to the employee benefit plans of the Company shall be included in determining compensation hereunder. For purposes of this definition incentive compensation shall be treated as paid to a Participant at the time of actual payment. A determination or the interpretation of this definition as to whether any particular item or amount constitutes or is within one of the foregoing stated words or terms shall be made by the Committee, in its sole discretion, as the Plan administrator, as authorized and provided for under Article XV, Paragraph 2 of the 401(k) Plan.

For any Plan Year beginning after December 31, 2018, the annual compensation of each Participant taken into account in determining allocations shall not exceed Two Hundred Sixty Thousand Dollars ($280,000), as adjusted for cost-of-living increases in accordance with Code Section 401(a)(17)(B). Annual compensation means compensation during the Plan Year or such other consecutive 12-month period over which compensation is otherwise determined under the Plan (the determination period). The cost-of-living adjustment in effect for a calendar year applies to annual compensation for the determination period that begins with or within such calendar year.

1.1A

“Day of Service” means a calendar day on which an Employee is employed by the Company and which is a day of service as recognized and described for purposes of determining the allocation of contributions and for other related purposes to the extent and as provided for in 29 CFR §2530.200b-2 and §2530.200b-3 in the Department of Labor regulations and in Paragraph 35 of Article I of the Plan, above, defining the term Hours of Service and an equivalency in Days of Service.

1.2.	“Early Retirement Age” means age 50.

1.3.

“Early Retirement Date” means the first day of the month coinciding with or next following the date the Participant terminates employment by Retirement after he or she attains his or her Early Retirement Age and prior to attaining the Normal Retirement Age.

1.4	“Effective Date” means January 1, 2019, except as provided herein, or to the extent required pursuant to a statute or regulation.

1.5.

“Employer Stock” means common stock issued by the Employer or an Affiliate, which stock is readily tradable on an established securities market. If there is no common stock which meets the foregoing requirement, the term “Employer Stock” means common stock issued by the Employer or an Affiliate having a combination of voting power and dividend rights equal to or in excess of (a) that class of common stock of the issuer having the greatest voting power, and (b) that class of common stock of the issuer having the greatest dividend rights. Noncallable preferred stock shall be deemed to be Employer Stock if such stock is convertible at any time into stock which constitutes Employer Stock hereunder and if such conversion is at a conversion price which (as of the date of the acquisition by the Trust) is reasonable. For purposes of the preceding sentence, pursuant to regulations under 409(e) of the Code, preferred stock shall be treated as noncallable if after the call there will be a reasonable opportunity for a conversion which meets the requirements of the preceding sentence.

1.6

“Group C Employee” means an Employee who is not represented by a collective bargaining unit or organization and who is a Group C Employee, as defined in the Retirement Plan (as herein defined), which definition of Group C Employee in the said Retirement Plan, as amended thereunder from time to time, is incorporated herein by reference for all purposes.

1.7.

“Hours of Service” means all hours for which the Employee is either directly or indirectly compensated by the Company for performing duties for the Company. These hours are to be credited to the Employee in the computation period during which the duties were performed and not when paid. The determination of the Hours of Service for reasons other than the performance of duties shall be made in accordance with 29 CFR §2530.200b-2(b) in the Department of Labor regulations. The determination of the computation to which the Hours of Service are credited shall be made in accordance with Section 29 CFR §2530.200b-2(c) in the Department of Labor regulations; and based on an equivalency to days, referred to and defined in the Plan as Days of Service, as recognized and permitted in 29 CFR§ 2530.200b-3 of Department of Labor regulations. The rate of equivalency used pursuant to such regulations and pursuant to the Plan under this paragraph shall not be considered to apply or control with respect to any other determination of hours of service or other periods of service in any other context or for any other purposes aside from the Plan, unless specifically stated. Accordingly, the Plan shall determine the number of Hours of Service to be credited to Employees under the Plan in any quarter or other computation period by the Employee being credited with ten (10) hours of service for each Day of Service for which the Employee would be required to be credited with at least one (1) Hour of Service under 29 CFR §2530.200b-2 in the Department of Labor regulations. Credit is also to be given for each hour of back pay for which back pay has been awarded or agreed to by the Employer, and these hours are to be credited to the Employee in the computation period during which back pay has been awarded or agreed to be given by the Employer, and these hours are to be credited to the Employee in the computation period during which duties were performed not paid. Based upon the foregoing, an Employee should be credited with Days of Service and equivalent Hours of Service for any customary period of work during which no duties are performed by the Employee in his/her job due to the Employee being absent for any authorized reason in accordance with established Company policy and procedure, including, without limitation, being laid off for a temporary period, on a Company-approved leave of absence, on sick or disability leave, or on jury or military duty, or if the Employee is not working due to a labor-management dispute. Notwithstanding the foregoing, no more than five hundred one (501) Hours of Service and its equivalency in Days of Service under this paragraph shall be credited for any single continuous period for which an Employee is paid or entitled to payment on account of a period of time during which the Employee performs no duties of his/her job (whether or not such single continuous period occurs in a single quarter of a Plan Year or Plan Year). This paragraph and definition shall be construed so as to resolve any ambiguities in favor of crediting Employees with service with respect to the Plan.

1.8	“Normal Retirement Age” means age 65.

1.9	“Normal Retirement Date” means the first day of the month coinciding with or next following the date the Participant attains his or her Normal Retirement Age.

1.10	“Profit Sharing Plan” means the ONEOK, Inc. Profit Sharing Plan as set forth herein this Addendum A, as the same may be amended from time to time.

1.11

“Profit Sharing Account” means the separate account to which all Company contributions for each particular Participant are to be allocated, and in which all cash and other assets held by the Trustee under the Plan shall be maintained and administered under the Plan and Trust for such Participant.

1.12	“Plan” means the Profit Sharing Plan, for purposes of this Addendum A.

1.13	“Quarterly Period” means a period of three consecutive calendar months that begins on the first day of January, April, July or October.

1.14	“Quarterly Compensation” means the Compensation within the applicable Quarterly Period.

1.15

“Quarterly Period of Service for Benefit Accrual” means a Quarterly Period during which an Employee has not less than a month as an Employee. If a Participant enters the Plan other than on the first day of the Quarterly Period, all Days of Service performed by the Participant as an Employee during that Quarterly Period, whether or not performed as a Participant, shall be treated as Days of Service as a Participant.

1.16	“Retirement” means the termination of a Participant’s employment with the Company by retirement on or after he or she has attained at least his or her Early Retirement Age or Normal Retirement Age.

1.17	“Retirement Date” means the first day of the month coinciding with or next following the date a Participant terminates employment with the Company by his or her Retirement.

1.18

“Retirement Plan” means the ONEOK, Inc. Retirement Plan established and maintained by the Company. Prior to January 1, 2014, the ONEOK, Inc. Retirement Plan was known as the Retirement Plan for Employees of ONEOK, Inc. and Subsidiaries.

1.19

“ Retirement Plan Non-Participation Election” means an irrevocable election in writing signed by a Non-Bargaining Unit Employee who is a Group C Employee under the Retirement Plan that he/she shall be excluded from any and all further accrual of benefits under the Retirement Plan on or after January 1, 2005 which was delivered to the Company or its designee under the Retirement Plan prior to January 1, 2005, and in the manner and form that is prescribed by the Company; an irrevocable election in writing signed by a Group B Employee that he/she shall be excluded from any and all further accrual of benefits under the Retirement Plan on or after July 1, 2010, which was delivered to the Company or its designee under the Retirement Plan prior to July 1, 2010, and in the manner and form that is prescribed by the Company; and an irrevocable election in writing signed by a Group A Employee that he/she shall be excluded from any and all further accrual of benefits under the Retirement Plan on or after January 1, 2012 which was delivered to the Company or its designee under the Retirement Plan prior to January 1, 2012, and in the manner and form that is prescribed by the Company.

1.20

“Total Disability” means a physical or mental condition of a Participant which may be expected to result in death or be of a long and indefinite duration and which renders the Participant incapable of performing any substantial gainful activity and shall be as determined under the Company’s long-term disability policy or as determined to be totally disabled by the Social Security Administration.

ARTICLE II

ELIGIBILITY AND PARTICIPATION

2.1    Eligibility

(a)    On or after January 1, 2005. Participation in this Plan shall be open to any Employee who is a Non-Bargaining Unit Employee who is either (i) first employed or (ii) rehired by the Company on or after January 1, 2005.

(b)    Prior to January 1, 2005 Any Employee employed by the Company prior to January 1, 2005 shall not be a Participant unless such Employee (1) was not an officer of the Company, made a Retirement Plan Non-Participation Election prior to January 1, 2005, and is a Non-Bargaining Unit Employee.

An Employee of the Company shall become a Participant in the Plan (a) after his or her employment by the Company in an eligible class, as provided for in Section 2.2 of this Addendum, below; provided, however, that all ONE Gas Employees and Former ONE Gas Employees, as defined in Article XXV of the 401(k) Plan, shall not be eligible to participate in the Plan for time periods after December 31, 2013.

An Employee in active employment at the effective date of any amendment of the Plan who would have been eligible to participate at an earlier date under the previous Plan provisions governing eligibility and time of service, shall become eligible at such earlier date.

2.2    Commencement of Participation. Any eligible Employee will be treated as a Participant under the Plan as of the date he/she becomes eligible (including any individual who previously was not employed in an eligible class) in accordance with the terms and provisions thereof and procedures and rules governing enrollment established and implemented by the Plan Administrator from time to time.

2.3    Separate Accounts. The Plan Administrator shall maintain a Profit Sharing Account for each Plan Participant, to which shall be credited, as of each Valuation Date, the Participant’s share of Company Contributions, Forfeitures under the ESOP, if any, and all earnings and/or losses thereon. The Plan Administrator may also maintain other accounts/subaccounts as needed.

ARTICLE III

COMPANY CONTRIBUTIONS

3.1    Company Contributions

The contributions by the Company to the Trust of the Plan are to be in accordance with the following:

(a)    Contributions of One Percent (1%) of Compensation. Subject to subparagraph 3.1(c). and Section 3.2 of this Article 3, below, and subject to the rights of the Company under Article XXIV of the 401(k) Plan, the Company may and expects to make a contribution to the Participant Account of each Participant for each Quarterly Period beginning with the first Quarterly Period ending on or after the Effective Date of the Plan, which contribution shall be an amount equal to one percent (1%) of the Quarterly Compensation of each Participant. As necessary, the Company may make a true-up contribution on behalf of a Participant equal to the difference between (a) 1% of a Participant’s Compensation and (b) the year-to-date allocation of Company Contributions to the Participant.

(b)    Discretionary Additional Contributions. Subject to subparagraph 3.1(c) and Section 3.2, below, and subject to the rights of the Company under Article XXIV of the 401(k) Plan, the Company also may make an additional contribution to the Trust of the Plan for each Plan Year, the amount of which contribution shall be entirely discretionary with the Company.

(c)    Company Contributions and Plan. With respect to the contributions by the Company to the Plan pursuant to Sections 3.1(a) and 3.1(b) of this Addendum, above, and for all other purposes, the Plan is intended to be a combination of a qualified profit sharing plan within the meaning of Code Sections 401(a)(1) and 401(a)(27), and a qualified employee stock ownership plan as described herein, and not a money purchase pension plan. Although the Company plans and expects to make contributions to the Trust of the Plan pursuant to Sections 3.1(a) and 3.1(b) of this Addendum above, for each Quarterly Period beginning with the first Quarterly Period ending on or after the Effective Date of the Plan, and for each Plan Year ending after the Effective Date of the Plan, the Company reserves the absolute right to discontinue making or to not make any such contribution or contributions at any time prior to the actual contribution thereof to the Trust, all as the Company determines, in its sole discretion, to be necessary, advisable or appropriate, and such right may be exercised by the Company without amendment to the Plan, and without notice to Participants or any other restriction, condition or limitation whatsoever to the exercise of such right. With respect to discretionary contributions by the Company to the Plan pursuant to Section 3.1(b) of this Addendum above, and for all other purposes, the Plan is intended to be a combination of a qualified profit sharing plan within the meaning of Code Sections 401(a) and 401(a)(27), and a qualified employee stock ownership plan as described herein, and not a money purchase pension plan, and such contributions may be made or not made by the Company as it determines in its sole discretion.

3.2    Allocation of Company Contributions

The contributions to the Trust of the Plan by the Company are to be allocated as follows:

(a)    All quarterly contributions by the Company for any Quarterly Period pursuant to Section 3.1(a), above, shall be allocated effective as of the last day of such Quarterly Period of each Plan Year to the Participant Account of each individual Participant who is an Employee on the last day of the Quarterly Period (including any Employee who terminated employment with the Company during the Quarterly Period on account of death, Total Disability, or Retirement).

(b)    All contributions by the Company for any Plan Year pursuant to Section 3.1(b) of this Article III, above, shall be allocated effective as of the last day of such year to the Participant Account of each individual Participant who is an Employee on the last day of the Plan Year (including any Employee who terminated employment with the Company during the Plan Year due to death, Total Disability, or Retirement) in the same proportion that each such Participant’s Compensation for the Plan Year bears to the total Compensation of all Participants for the Plan Year.

(c)    Allocations may be made to the Participant Accounts of Participants within a reasonable period of time after the effective date thereof as determined administratively feasible and practicable by the Committee and its authorized representatives.

ARTICLE IV

VESTING

4.1    Vesting of Company Contributions

The Company contributions for the account of a Participant, and any income and earnings therefrom and accretions thereon, shall become vested in such Participant immediately upon payment of such contributions to the Trustee and receipt by the Trustee of such income, earnings and accretions, and (subject to subsequent loss through decline in value of investments) the Participant may not thereafter be deprived of such funds under any provision of the Plan. All Accrued Benefits and Participant Accounts of a Participant under the Plan shall be one hundred percent (100%) vested and nonforfeitable at all times. The vesting of benefits under the Plan for a Participant shall be provided in accordance with the provisions of USERRA contained in Code Section 414(u), or corresponding provision of any future tax code.

ARTICLE V

DISTRIBUTIONS FROM THE PLAN

5.1    Determination of Benefits Upon Retirement

A Participant may terminate employment with the Company and retire for purposes of the Plan on the Participant’s Normal Retirement Date or Early Retirement Date; provided, that if a Participant continues employment with the Company to a later date, the participation of such Participant in the Plan, including the right to allocations pursuant to Section 3.2, above, shall continue until the Participant’s Retirement Date. Upon a Participant’s Retirement Date, or as soon thereafter as administratively feasible, the Committee shall direct the distribution, at the election of the Participant, of the Participant’s entire vested Accrued Benefit under the Plan in accordance with Section 5.5(b), below.

5.2	Determination of Benefits Upon Termination of Employment; Cash-Out Distribution

(a) If a Participant’s employment with the Company is terminated for any reason other than Retirement, Total Disability or death, the Participant shall be entitled to receive distribution of the Participant’s vested Accrued Benefit as provided herein. The distribution and payment of the Participant’s Accrued Benefit shall be made upon the occurrence of an event that would result in the distribution and payment had the terminated Participant remained in the employ of the Company (upon the Participant’s Early Retirement or Normal Retirement, Total Disability or death); provided, that at the election of the terminated Participant, the Committee shall direct the Accrued Benefit of such terminated Participant be paid and distributed to the terminated Participant upon a distribution date as soon as administratively feasible after the terminated Participant has filed with Committee a request and consent in the form and manner prescribed by the Committee. Any distribution of a terminated Participant’s Accrued Benefit shall be made in a manner that is consistent with and satisfies the provisions of Section 5.5, below, including but not limited to all notice and consent requirements of Code Sections 411(a)(11) and 417 and the Treasury Regulations thereunder.

(b)    The Committee may adopt and administer rules and procedures pursuant to which any distribution from the Plan to a Participant upon or following the Participant’s termination of employment with the Company may be made, subject to a administratively feasible period of time.

(c)    Notwithstanding the foregoing provisions of this paragraph if the value of a terminated Participant’s Accrued Benefit does not exceed Five Thousand Dollars ($5,000.00), the Committee shall direct that the entire Accrued Benefit be distributed as soon as administratively feasible; provided, in the event of mandatory distribution greater than $1,000, if the Participant does not elect to have such distribution paid directly to an Eligible Retirement Plan specified by the Participant in a direct rollover or to receive the distribution directly in accordance with Article V of the 401(k) Plan, then the Committee shall cause the distribution to be paid in a direct rollover to an individual retirement account designated by the Committee, as provided in Paragraph 10 of Article V of the 401(k) Plan.

5.3	Determination of Benefits Upon Total Disability.

In event of a Participant’s Total Disability prior to the Participant’s Retirement Date or other termination of employment with the Company, the entire Accrued Benefit of the Participant shall be distributed in accordance with the provisions of Sections 5.5

5.4	Determination of Benefits in Event of Death.

(a)    Upon the death of a Participant before the Participant’s Retirement Date or other termination of employment, the Participant’s Accrued Benefit and all amounts credited to the Participant Account of the Participant shall be distributed in accordance with Section 5.5, below, to the deceased Participant’s designated beneficiary.

(b)    Upon the death of a terminated Participant, the Participant’s Accrued Benefit and all amounts credited to the Participant Account of the terminated Participant, if any, shall be distributed in accordance with Section 5.5, below, to such terminated Participant’s designated beneficiary.

(c)    The Committee may require proper proof of death and such evidence of the right of any person to receive payment of the value of the Accrued Benefit of a deceased Participant or deceased terminated Participant, as the Committee, in its discretion, determines to be advisable. The determination by the Committee of a death and of the right of any person to receive payment or distribution shall be conclusive.

5.5	Form of Benefits; Distribution of Participant Accounts

(a)    Form of Distribution of Benefits.

Except as provided in Paragraph 11 of Article XI of the 401(k) Plan, the distribution of the vested Participant Account and any and all other Accrued Benefit of the Participant under the Plan shall be in the form of a lump sum distribution.

(b)    Time of Distribution Upon Retirement.

A Participant who terminates employment by Retirement after attainment of the Participant’s Normal Retirement Age and elects to receive his/her Accrued Benefit in the form of an immediate lump sum upon Retirement shall receive such lump sum distribution as soon as administratively feasible, and not later than sixty (60) days after the end of the Plan Year following his/her Retirement. If the Participant does not elect to receive distribution of his/her Accrued Benefit in the form of an immediate lump sum upon Retirement, the Participant shall be deemed to have made an election to defer the payment and distribution of the Participant’s Accrued Benefit in accordance with Article XI, Paragraph 6 of the 401(k) Plan .

(c)    Time of Distribution Upon Termination of Employment Prior to Retirement.

A Participant who terminates employment prior to his/her attainment of the Participant’s Normal Retirement Age and elects to receive his/her benefit in the form of an immediate lump sum upon termination of employment shall receive such lump sum distribution as soon as administratively feasible, and not later than sixty (60) days after the end of the Plan Year in which he/she terminates employment with the Company. If the Participant does not elect to receive distribution of his/her Accrued Benefit in the form of an immediate lump sum upon termination of employment, the Participant shall be deemed to have made an election to defer the payment and distribution of the Participant’s Accrued Benefit in accordance with Article XI, Paragraph 6 of the 401(k) Plan.

The Accrued Benefit of a Participant who has terminated employment of the Company prior to Retirement may not be paid or distributed without the Participant’s consent if the value of the Accrued Benefit exceeds Five Thousand Dollars ($5,000.00) and the Accrued Benefit is immediately distributable.

The Accrued Benefit of a Participant that has not been distributed after the Participant’s termination of employment with the Company prior to Retirement shall be considered immediately distributable if all or any part of the Accrued Benefit could be distributed to the Participant (or surviving Spouse) before the Participant attains (or would have attained if not deceased) the later of the Participant’s Normal Retirement Age or age sixty-two (62).

Before any distribution of the Accrued Benefit is made to a Participant who has terminated employment with the Company prior to Retirement and has elected, or is deemed to have elected to defer commencement of payment and distribution of any Accrued Benefit, the Participant shall be informed in writing or by electronic or other means determined and prescribed by the Committee of the right to defer receipt of distribution to the extent provided in the Plan. To receive a distribution of the Accrued Benefit the Participant must consent in writing or by electronic or other means determined and prescribed by the Committee to the distribution prior to the time of distribution in the form and manner required by the Committee. No significant detriment shall be imposed under the Plan on any Participant who does not consent to distribution.

The Accrued Benefit of a Participant that is immediately distributable shall be distributed as soon as administratively feasible on and after the time the Participant consents to such distribution in writing or by electronic or other means determined and prescribed by the Committee.

(d)    Time of Distribution Upon Total Disability of Participant.

In the event of Total Disability of a Participant, the Participant shall be entitled to receive a distribution of his/her entire Accrued Benefit in the same manner and at the time provided for with respect to a Participant who terminates employment prior to Retirement under subparagraph 5.5.C. of this Article V.

(e)    Time of Distribution of Death Benefits.

In the event of the death of a Participant or terminated Participant, a cash lump sum distribution of the entire Accrued Benefit and Participant Account of the Participant under the Plan shall be paid and distributed as soon a administratively feasible to the Participant’s Spouse or the Participant’s designated beneficiary or otherwise, as applicable, in accordance with Article XI of the 401(k) Plan.

If a Participant who does not elect immediate distribution under Section 5.5(c), above, or who has made the affirmative or deemed election to defer receipt of his/her Participant Account under Paragraph 6 of Article XI of the 401(k) Plan, dies before a complete distribution of the Participant Account has been made, then upon his/her death, his/her entire Participant Account balance shall be distributed to his/her surviving Spouse, beneficiaries, or legatees in the same manner as in the case of a Participant’s death prior to other termination of his/her employment with the Company.

If the Spouse of a deceased Participant or deceased terminated Participant is the beneficiary, the Spouse shall have the right to receive, at such Spouse’s election, a distribution of the Participant’s entire Accrued Benefit in the form of a cash lump sum distribution as soon as administratively feasible after the Participant’s or terminated Participant’s death, as the case may be. If the Spouse does not elect to receive a distribution, the Accrued Benefit will not be distributed unless and until the Spouse consents to the distribution thereof in writing or by electronic or other means determined and prescribed by the Committee, which consent may be given by the Spouse at any time in the manner prescribed by the Committee. The distribution to a Spouse upon such consent being received shall be in the form of a cash lump sum distribution. Provided, that the distribution of the Accrued Benefit shall be made to the Spouse in the form of a cash lump sum distribution not later than the time the deceased Participant or deceased terminated Participant, as applicable, would have attained his/her Normal Retirement Age or age sixty-two (62) whichever is later. Provided, further, that if the Accrued Benefit of the deceased Participant or deceased terminated Participant does not exceed Five Thousand Dollars ($5,000.00) it shall be distributed to the surviving Spouse as soon as administratively feasible notwithstanding that a request or consent of the surviving Spouse has not been received by the Committee and Plan.

If a deceased Participant or a deceased terminated Participant has designated a beneficiary other than the Participant’s Spouse in accordance with the provisions of Article XIII of the 401(k) Plan, or is not married, the Accrued Benefit of the deceased Participant or deceased terminated Participant shall be distributed to the designated beneficiary in the form of a cash lump sum distribution as soon as administratively feasible after the death of Participant or terminated Participant, as applicable, and such distribution may be made without the consent of the designated beneficiary.

ARTICLE VI

MISCELLANEOUS

6.1	Effective Date

The Plan is hereby merged into the 401(k) Plan effective January 1, 2019. The Plan originally was effective January 1, 2005.

ARTICLE VII

TOP-HEAVY

7.1	Vesting

The vesting in Plan benefits for Participants provided in Section 4.1, shall be applicable to this Plan as a top-heavy plan.

ARTICLE VIII

ONE GAS TRANSFER PROVISIONS

8.1	Applicability of Benefits

(a)    ONE Gas Employees and Former ONE Gas Employees shall not be eligible to and shall not participate in this Plan, effective for time periods after December 31, 2013.

ARTICLE IX

BENEFICIARIES

9.1	Beneficiary Elections

Any beneficiary elections for the Profit Sharing Account made prior to the Effective Date shall become null and void as of the Effective Date. As of the Effective Date, the beneficiary elections made for the 401(k) Plan and the related provisions of Article XIII of the 401(k) Plan will govern the Profit Sharing Account.

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